Care Capital Properties, Inc.

353 N. Clark Street, Suite 2900

Chicago, Illinois 60654

July 30, 2015

VIA EDGAR

Sonia Gupta Barros

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Care Capital Properties, Inc.

Registration Statement on Form 10

File No. 001-37356

  Dear Ms. Barros:

Reference is made to the Registration Statement on Form 10 (File No. 001-37356) (as amended to date, the Registration Statement), filed by Care Capital Properties, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”). We understand that the New York Stock Exchange (the “NYSE”) has certified to the Commission that the shares of common stock of the Company (the “Shares”) have been approved for listing and registration.

The Company hereby requests that the effective date for the Registration Statement be accelerated to July 31, 2015, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

The Company hereby acknowledges that:

•   should the Commission or the Staff of the Commission (the “Staff’), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any further questions or comments concerning this letter, or if you require any additional information, please feel free to contact the Company’s counsel, Victor Goldfeld of Wachtell, Lipton, Rosen & Katz, at (212) 403-1005. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Goldfeld and that such effectiveness also be confirmed in writing.

Sincerely,

Care Capital Properties, Inc.

/s/ Raymond J. Lewis
Raymond J. Lewis
Chief Executive Officer

cc:	T Richard Riney Executive Vice President, Chief Administrative Officer and General Counsel, Ventas, Inc.

Kristen M. Benson Vice President and Secretary, Care Capital Properties, Inc.

Victor Goldfeld Partner, Wachtell, Lipton, Rosen & Katz

Robin Panovka Partner, Wachtell, Lipton, Rosen & Katz

Karessa L. Cain Partner, Wachtell, Lipton, Rosen & Katz